June 23, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Geoff Kruczek

Re:	Tuscan Holdings Corp.

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 3, 2021

File No. 001-38826

Dear Mr. Kruczek:

On behalf of Tuscan Holdings Corp. (the “Company”), reference is made to the letter dated June 14, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Separately today, the Company has submitted to the Commission Amendment No. 2 to the Proxy Statement (“Amendment No. 2”) through EDGAR in response to the Staff’s comment. Amendment No. 2 has been marked to indicate changes from the Proxy Statement.

For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to Amendment No. 2, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Revised Preliminary Proxy Statement on Schedule 14A filed June 3, 2021

Selected Historical Financial Information

Selected Historical Financial Information - Tuscan, page 32

1.	Please ensure all amounts presented here correspond with amounts presented in the historical financial statements, including amounts related to: Common stock subject to possible redemption; Other income (expense); Other income (expense), net; and Loss per share.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 33, 35 and 36 of Amendment No. 2 accordingly.

Background of the Business Combination, page 99

2.	We note your revisions in response to prior comments 5 and 6. Please revise to provide investors with a better understanding of the material factors used by your board in evaluating Microvast and the business combination. Specifically, please disclose the Microvast projections, including all material assumptions underlying those projections, such as those relating to “market share, expenses and profitability,” as referenced on page 108. Provide quantified disclosure when possible.

Response: In response to the Staff’s comment, the Company has included the projections provided to the Company. The Company has deleted the reference to “market share” and “expenses” and replaced such references with “projected growth and profitability”. The Company has revised its disclosure on pages 30, 44, 101, and 107 through 111 of Amendment No. 2 accordingly.

Unaudited Pro Forma Condensed Combined Financial Statements, page 130

3.	Please revise your disclosures related to the Earnout Shares to explain your proposed accounting for the shares and revise the pro forma financial statements accordingly. If you determine that the Earnout Shares will be required to be accounted for as liabilities, please disclose and discuss the potential impact of the shares on future results and provide a sensitivity analysis that quantifies the potential impact that changes in the per share market price of the post combination common stock could have on the pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 135 of Amendment No. 2 to include the requested disclosures related to the Earnout Shares to explain the proposed accounting for the Earnout Shares. Please see below for the Staff's consideration a detailed explanation of the considerations undertaken in determining the accounting treatment for the Earnout Shares.

The following U.S. GAAP requirements were considered in accounting for the earnouts:

• •	ASC 718, Compensation – Stock Compensation (“ASC 718”); ASC 480, Distinguishing Liabilities from Equity (“ASC 480”);
•	ASC 815, Derivatives and Hedging, (“ASC 815”); and
•	ASC 805, Business Combinations.

As described in Amendment No. 2, the merger will be accounted for as a reverse recapitalization, which is, in substance, a capital transaction rather than a business combination. That is, the transaction is equivalent to the issuance of shares by Microvast (i.e., a private operating company) for the net monetary assets of the Company (i.e., a public shell company) accompanied by a recapitalization.

Therefore, the accounting for the Earnout Shares arrangement does not fall under ASC 805 because the Earnout Shares are payable to the Microvast equity holders (i.e., the accounting acquirer in the merger). The Earnout Shares, which are payable to the Microvast equity holders on a pro rata (as-converted-to-Microvast -common stock) ownership basis, are viewed as an in-substance dividend to the Microvast equity holders that is contingent upon the achievement of either (1) a specified share price target or (2) the occurrence of a change of control. More specifically, 20 million shares will be issued to Microvast equity holders (pre-merger) if either of the following condition is met during the three year period beginning on the closing of the merger and ending three years after the closing of the merger (the “Earn Out Period”):

•	The daily volume-weighted average price of the Company’s stock price is greater than or equal to $18.00 for any 20 trading days within a 30 day trading period during the Earn Out Period; or

•	There is a Change of Control during the Earn Out Period that will result in holders of common stock receiving a per share amount greater than or equal to $18.00. For this purpose, a “Change of Control” includes the following:

(i)	a sale, lease, license or other disposition, in a single transaction or a series of related transactions, of 50% or more of the assets of the Company and its subsidiaries, taken as a whole;

(ii)	a merger, consolidation or other business combination of the Company resulting in any person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date) acquiring at least 50% of the combined voting power of the then outstanding securities of Company or the surviving person outstanding immediately after such combination; or

(iii)	any person or “group” (within the meaning of Rules 13d-3 and 13d-5) obtaining beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of the voting stock of the Company representing more than 50% of the voting power of the capital stock of Company entitled to vote for the election of directors of the Company.

Both the number of Earn-Out Shares and the price per share is subject to adjustment to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the common stock (i.e., dilutive activities).

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment arrangement. Because the Earnout Shares are issued to all of Microvast’s equity holders (before the merger) and there are no service conditions nor any requirement of the participants to provide goods or services, we determined that the Earnout Shares are not within the scope of ASC 718. In reaching this conclusion, we focused on the fact that the Earnout Shares are not provided to any holder of options or unvested stock but rather the arrangement is provided only to vested equity holders.

Next we determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480 and ASC 815-40.

The Company evaluated the three types of freestanding financial instruments that require liability classification under ASC 480 as follows:

•	Mandatorily redeemable financial instruments: The Company concluded that the Earnout Shares do not represent a liability under ASC 480-10-25-4 through 25-7 because they are not in the form of outstanding shares subject to redemption for cash or other assets upon the occurrence of an event that is certain to occur.
•	Obligation to repurchase equity shares: The Company concluded that the Earnout Shares do not embody an obligation to repurchase equity shares by transferring assets under ASC 480-10-25-8 because the arrangement is only settleable in common stock that is redeemable only upon a final liquidation. -
•	Variable share-settled obligation: The Earnout Shares are not issuable based on a fixed monetary amount known at inception, do not involve variations in something other than the fair value of the Company’s equity shares nor variations inversely related to the fair value of the Company’s equity shares. Therefore, the Company concluded that the Earnout Shares do not represent a liability under ASC 480-10-25-14.

Based upon the analysis above, the Company concluded that the Earnout Shares should not be classified as a liability under ASC 480.

It was next evaluated whether the Earnout Share arrangement, which meets the definition of a derivative instrument pursuant to ASC 815, qualifies for the scope exception in ASC 815-10-15-74(a), which states that a reporting entity shall not consider contracts that are both (a) indexed to an entity’s own stock and (b) classified in stockholders’ equity in its statement of financial position to be derivative instruments. This analysis was performed in accordance with the guidance in ASC 815-40.

Under ASC 815-40, an entity must first evaluate whether an equity-linked instrument is considered indexed to the reporting entity’s stock. This analysis, which is performed under ASC 815-40-15, is a two-step test that includes evaluation of both exercise contingencies and settlement provisions. The Earnout Share arrangement contains two exercise contingencies – the daily volume weighted average stock price and a Change of Control on the basis of a specific price per share. Neither contingency is based on an observable market or an observable index other than one based on the Company’s stock. With respect to settlement provisions, the number of Earn Out Shares is adjusted only for dilutive activities, which are an input into the pricing of a fixed-for-fixed option on equity shares under ASC 815-40-15-7E(c). It is important to note that, in absence of dilutive activities, there will be either zero or 20 million shares issuable under the Earnout Share arrangement; therefore, the triggering events for issuance of shares is only an exercise contingency to be evaluated under step 1 of ASC 815-40-15.

We next considered the equity classification conditions in ASC 815-40-25 and concluded that all of them were met. Therefore, the Earnout Share arrangement is appropriately classified in equity.

As the merger is accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the merger date will be accounted for as an equity transaction (as a deemed dividend) as of the closing date of the merger.

4.	Refer to adjustment (G) in note 3 on page 139. Given the revised pro forma rules, please reflect any transaction costs that will be expensed as a non-recurring item in the pro forma statement of operations for the year ended December 31, 2020. Since the merger will be accounted for as a reverse recapitalization, it appears to us that costs incurred by Tuscan and costs incurred by Microvast that are not offering costs should be recorded in the pro forma statement of operations. Refer to Rule 11-02(a)(6) of Regulation S-X and Section II.D of SEC Release 33-10786.

Response: In response to the Staff’s comment, the Company has revisited the treatment of transaction costs incurred as part of the Business Combination. While a reverse recapitalization is legally structured as a merger or acquisition, the transaction is, in substance, a capital raise of Microvast. Therefore, we believe that specific incremental costs incurred by the target that directly result from the transaction may be offset against the proceeds raised. The Company has capitalized (1) the incremental and direct transaction costs of $20 million incurred by Microvast (legal, audit, financial advisory and other professional fees), and (2) the $22.8 million placement agent fees directly related to and contingent upon the consummation of the PIPE transaction incurred by the Company, and recorded net against the proceeds raised based on the SEC guidance SAB Topic 5.A. The remainder of the $63.9 million has been expensed. Adjustment (G) in note 3 on page 143 has been revised accordingly.

Microvast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations Revenue, page 196

5.	We note the header for certain revenue data is labeled as “Three-month ended December 31”. It appears you should correct the header to state March 31.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 200 of Amendment No. 2 accordingly.

Results of Operations, page 198

6.	We note your response to prior comment 12. We also note your disclosures on page 202 that indicate inventory impairments are recorded in general and administrative expenses; however, it is not clear to us why inventory impairments are not recorded in cost of revenue. Please revise your financial statements to re-classify inventory impairments or more fully explain why you believe the current classification is appropriate.

Response: In response to the Staff's comment, Microvast has reclassified inventory impairments to cost of revenue. This has resulted in a reclassification of Microvast’s financial statements, and the inclusion of Note 26 to Microvast’s audited financial statements beginning on page F-97 and the inclusion of Note 27 to Microvast’s unaudited financial statements beginning on page F-130. In addition, Management’s Discussion and Analysis was revised to reflect the correct characterization of these expenses on page 205 of Amendment No. 2.

Financial Statements - Tuscan Holdings Corp.

Note 2. Restatement of Previously Issued Financial Statements, page F-10

7.	We note your disclosures related to the Private Warrants. We also note you appear to account for the Public Warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the public warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: The Company advises the Staff that after further analysis and consideration of the statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies issued by John Coates, Acting Director, Division of Corporation Finance, and Paul Munter, Acting Chief Accountant, the Company evaluated the accounting treatment of the Public Warrants and determined that its Public Warrants should be classified as equity. The conclusion was based on the Company’s determination that the Public Warrants do not have any contingency or settlement provision that would cause it to not fall within the indexation guidance and the fact that the Public Warrants meet all other provisions necessary for equity classification in accordance with Accounting Standards Codification No. 815-40, as discussed below.

Company’s Assessment of the Classification of the Public Warrants

In determining the classification of the Tuscan Warrants included in the Tuscan Units sold in the Company’s initial public offering (the “Public Warrants”), management has considered the accounting guidance contained within Accounting Standards Codification No. 815—Derivatives and Hedging (“ASC 815”) as well as Accounting Standards Codification No. 480—Distinguishing Liabilities from Equity (“ASC 480”). The Company has undertaken its analysis of the Public Warrants in steps to determine whether the Public Warrants are freestanding or embedded, liabilities in accordance with ASC 480, indexed to the Company’s stock, meet the definition of a derivative (if not considered indexed to the Company’s stock) or meet the qualifications of equity classification (if indexed to the Company’s stock), as summarized below.

The Public Warrants were issued as part of the Public Units issued in the Company’s initial public offering. Each Public Warrant entitles the holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment. The Public Warrants are publicly traded under a separate ticker from the Company’s shares of Common Stock and therefore, are considered legally detachable and separable. As such, the Public Warrants are considered to be freestanding instruments, as they are legally detachable from the Public Units and the Common Stock and are separately exercisable.

The Public Warrants do not meet the criteria in ASC 480-10-25 for liability classification and therefore are not within the scope of ASC 480. Specifically:

1.	The Public Warrants are not mandatorily redeemable.

2.	The Public Warrants represent an obligation to issue Common Stock of the Company. They do not represent an obligation of the Company to purchase its own equity shares.

3.	The Public Warrants obligate the Company to issue a fixed number of shares of Common Stock at the exercise price. The adjustment provisions noted in Section 4 of the warrant agreement governing the Public Warrants (the “Warrant Agreement”) for stock dividends, split-ups, aggregation of shares, extraordinary dividends and the related adjustments in exercise price may potentially result in a variable number of shares to be issued but as these adjustments are intended to maintain the economic value of the Public Warrants after such significant events, the provisions do not result in the Public Warrants being within the scope of ASC 480. The adjustments in the down round provision also do not result in the warrants being within the scope of ASC 480.

Management next analyzed whether the Public Warrants are indexed to the Company’s common stock. In doing so, management evaluated any exercise contingencies and settlement provisions. The Public Warrants can be exercised in increments (for quantities of shares less than the maximum percentage)—they do not have to be exercised all at once. In addition, the holders can sell the shares to stay underneath the beneficial ownership cap. As such, Section 3.3.5 (Maximum Percentage) is not considered to be an exercise contingency. The Company’s call option in Section 6.1 (Redemption) of the Warrant Agreement is considered an exercise contingency. An exercise contingency does not preclude an instrument from being considered indexed to an entity’s own stock provided that it is not based on either of the following, according to ASC 815-40-15-7B:

a.	An observable market, other than the market for the issuer’s stock (if applicable).

b.	An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (e.g., sales revenue of the issuer, earnings before interest, taxes, depreciation and amortization of the issuer, net income of the issuer, or total equity of the issuer).

The exercise contingency in Section 6.1 of the Warrant Agreement is not based on an observable market or an observable index, so the evaluation above does not preclude the Public Warrants from being considered indexed to the Company’s own stock.

Management analyzed the adjustments to the exercise price under ASC 815-40-15-7. Section 4 (Adjustments) of the Warrant Agreement provides for an adjustment to the number of common shares issuable under the Public Warrants and/or adjustment to the exercise price, in the following provisions:

Anti-Dilution Adjustments

Stock Dividends; Split Ups. If after the date hereof, and subject to the provisions of Section 4.6 below, the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split up of shares of Common Stock, or other similar event, then, on the effective date of such stock dividend, split up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be increased in proportion to such increase in outstanding shares of Common Stock.

Aggregation of Shares. If after the date hereof, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the shares of Common Stock or other shares of the Company’s capital stock into which the Warrants are convertible (an “ Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and the fair market value (as determined by the Company’s Board of Directors, in good faith) of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend; provided, however, that none of the following shall be deemed an Extraordinary Dividend for purposes of this provision: (a) any adjustment described in subsection 4.1 above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of shares of Common Stock issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50, (c) any payment to satisfy the conversion rights of the holders of the shares of Common Stock in connection with a proposed initial Business Combination or (d) any payment in connection with the Company’s liquidation and the distribution of its assets upon its failure to consummate a Business Combination. Solely for purposes of illustration, if the Company, at a time while the Warrants are outstanding and unexpired, pays a cash dividend of $0.35 and previously paid an aggregate of $0.40 of cash dividends and cash distributions on the Common Stock during the 365-day period ending on the date of declaration of such $0.35 dividend, then the Warrant Price will be decreased, effectively immediately after the effective date of such $0.35 dividend, by $0.25 (the absolute value of the difference between $0.75 (the aggregate amount of all cash dividends and cash distributions paid or made in such 365-day period, including such $0.35 dividend) and $0.50 (the greater of (x) $0.50 and (y) the aggregate amount of all cash dividends and cash distributions paid or made in such 365-day period prior to such $0.35 dividend)).

Adjustments in Exercise Price. Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as provided in Sections 4.1 and 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so purchasable immediately thereafter.

Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than a change covered by Section 4.1, 4.2 or 4.3 hereof or that solely affects the par value of the Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Warrant holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Warrant holder would have received if such Warrant holder had exercised his, her or its Warrant(s) immediately prior to such event. If any reclassification also results in a change in the Common Stock covered by Section 4.1, 4.2 or 4.3, then such adjustment shall be made pursuant to Sections 4.1, 4.2, 4.3, 4.4 and this Section 4.5. The provisions of this Section 4.5 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant.

Stock Dividends; Split-Ups; Aggregation of Shares; Extraordinary Dividends; and the related Adjustments in Exercise Price: ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. As a result, these sections do not preclude the Public Warrants from being considered indexed to the Company’s own stock.

Other Events: In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment; provided, however that under no circumstances shall the Warrants be adjusted pursuant to this Section 4 as a result of any issuance of securities in connection with the Business Combination. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

ASC 815-40-15-7H states that some equity-linked financial instruments contain provisions that provide an entity with the ability to unilaterally modify the terms of the instrument at any time, provided that such modification benefits the counterparty. For example, the terms of a convertible debt instrument may explicitly permit the issuer to reduce the conversion price at any time to induce conversion of the instrument. For purposes of this analysis, such provisions do not affect the determination of whether an instrument (or embedded feature) is considered indexed to an entity’s own stock. The above clause is considered to be a subjective modification clause, whereby the Company has the ability to modify the terms of the Warrant Agreement. Although the modified terms are not yet known, they are considered to benefit the holder of the Public Warrants. As a result, this section does not preclude the Public Warrants from being considered indexed to the Company’s own stock.

Evaluation of Classified in Stockholders’ Equity (ASC 815-40-25)

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity.

The initial balance sheet classification of contracts generally is based on the concept that:

a.	Contracts the require net cash settlement are assets or liabilities

b.	Contracts that require settlement in shares are equity instruments.

Further, an entity shall observe both of the following:

a.	If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement.

b.	If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 (post-adoption of ASC 2020-06) must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

a.	Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

The settlement of the Public Warrants in unregistered shares is permitted. Section 3.3.2 of the Warrant Agreement discusses the registration of Common Stock as needed to fulfill the exercise of the Public Warrants. Under no circumstances would the Company be required to net cash settle.

b.	Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

c.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

d.	No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchange Commission (SEC).

Section 3.3.2 of the Warrant Agreement explicitly states that under no circumstance should cash payment be required.

e.	No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

There is no clause that would require cash payment of any kind (refer to Section 3.3.2 of the Warrant Agreement).

f.	No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Section 7.1 of the Warrant Agreement indicates that the warrant holders do not have any of the rights of a stockholder and therefore, do not have rights that rank higher than that of a stockholder.

g.	No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

No collateral required to settle the outstanding Public Warrants.

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s shareholders also receive cash.

Conclusion

Based on the analysis performed above, management has concluded that the Public Warrants are indexed to the Company’s Common Stock and meet each of the specific criteria to be classified as equity instruments. Different from the Public Warrants, the Private Warrants are not subject to the Redemption clause if the Private Warrants are held by the initial purchasers or the permitted transferees. When the Private Warrants are transferred from an original holder to a new third party holder who does not qualify as a permitted transferee, they will permanently become Public Warrants. The potential changes to settlement amounts dependent upon different holders preclude the Private Warrants from being indexed to the Company’s own shares and thus such warrants are classified as liability measured at fair value. The Company also evaluated whether settlement alternatives of the Public Warrants change based on who holds the warrants and concluded that no such provision exists.

Condensed Consolidated Statements of Changes in Stockholders’ (Deficit) Equity, page F-34

8.	Please more fully explain how you determined the change in value of common stock subject to possible redemption during the three months ended March 31, 2021 that resulted in stockholders’ (deficit) equity declining below $5 million. In addition, based on the disclosures, in note 1 on page F-37 and throughout the filing, that the Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5 million, please more fully explain why you believe the Business Combination can proceed.

Response: The Public Shares subject to redemption are recorded at redemption value and classified as temporary equity in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company determined the Common Stock subject to redemption to be equal to the redemption value of approximately $10.21 per share of Common Stock while also taking into consideration a redemption cannot result in net tangible assets being less than $5,000,001. Upon considering the impact of the PIPE Financing and associated PIPE Subscription Agreements, it was concluded that the redemption value should include all the Public Shares resulting in the Common Stock subject to possible redemption being equal to $281,764,233 as of March 31, 2021. This resulted in a measurement adjustment to the initial carrying value of the Common Stock subject to redemption with the offset recorded to additional paid-in capital and accumulated deficit.

The Company’s Charter currently states that prior to the consummation of any business combination, the Corporation shall either (i) submit such business combination to its stockholders for approval pursuant to the proxy rules promulgated under the Exchange Act or (ii) provide all holders of its Common Stock with the opportunity to sell their shares to the Company, effective upon consummation of such business combination, for cash through a tender offer pursuant to the tender offer rules promulgated under the Exchange Act. In addition, the Charter states that the Company will not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation of such business combination.

Since the sole purpose of the Company is to effect a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, the Charter limits the number of Public Shares that may be converted into cash without failing to maintain the $5,000,001 minimum net tangible assets requirement. In the event, in connection with a business combination, holders of Public Shares elect to convert such number of Public Shares as would cause the Company’s net tangible assets to fall below the minimum $5,000,001 requirement, the business combination would not occur. The foregoing notwithstanding, the Company considers all committed sources of capital that would be available to it in its measurement of redeemable shares, which may be important information to investors.

The guidance the Company principally relies upon is the following sections of ASC 480-10-S99:

If an equity instrument subject to ASR 268 is currently redeemable (for example, at the option of the holder), it should be adjusted to its maximum redemption amount at the balance sheet date. If the maximum redemption amount is contingent on an index or other similar variable (for example, the fair value of the equity instrument at the redemption date or a measure based on historical EBITDA), the amount presented in temporary equity should be calculated based on the conditions that exist as of the balance sheet date.

If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently:

b. Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

If classification of an equity instrument as temporary equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument), the existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Prior financial statements are not adjusted. Additionally, the SEC staff believes that it would be inappropriate to reverse any adjustments previously recorded to the carrying amount of the equity instrument (pursuant to paragraphs 14–16) in conjunction with such reclassifications.

The Company believes that the above guidance applies to the Company, since the Company is precluded from converting Public Shares in connection with a business combination if converting all of the Public Shares for which conversion has been requested would cause the Company to fall below the requirement that it maintains at least $5,000,001 of minimum net tangible assets upon the consummation of a business combination. Accordingly, the Company has determined that adjusting Public Shares to the maximum number of shares redeemable at each balance sheet date is consistent with the above guidance.

Further, based on the Company’s having entered into the PIPE Subscription Agreements with the PIPE Investors in the PIPE Financing, the Company has determined that, based on the investors’ contractual obligations under the PIPE Subscription Agreements, on the date that the Business Combination is consummated, the Company will be able to maintain the minimum required $5,000,001 in tangible net assets and will have the ability to convert all of the Public Shares. As such, in accordance with the guidance and based on the Company having entered into the PIPE Subscription Agreements for the PIPE Financing, all of the redeemable Public Shares should be classified outside of permanent equity, as temporary equity, with the offset recorded to additional paid-in capital and accumulated deficit.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 21, 22, 24, 25, 94, 97, 121, 162, 164 and F-29 of Amendment No. 2 to clarify that, pursuant to the Charter, the requirement that the Company has net tangible assets of at least $5,000,001 is measured upon consummation of a business combination, and not at any time prior thereto. As disclosed on the Unaudited Pro Forma Condensed Combined Balance Sheet of the Company as of March 31, 2021 on page 138 of Amendment No. 2, after giving effect to the Business Combination and the other transactions contemplated by the Merger Agreement, the Company’s pro forma combined total stockholders’ equity of $782.5 million and $505.4 million under the no Conversion and maximum Conversions scenarios, respectively, well exceeds the net tangible assets requirement under the Charter.

General

9.	We note the disclosure that you received stockholder approval for an additional extension of the date by which you must complete a business combination to July 31, 2021. In your Form 8-K filed April 28, 2021, you disclose that you did not receive the approval of 65% of the shares necessary to approve the Extension Amendment Proposal. You also disclose that the 65% threshold in Article Sixth of your certificate of incorporation will not be applicable and that as of May 1, 2021, the Extension Amendment Proposal may be approved by a simple majority of the shares. On May 10, 2021, it appears that the Extension Amendment Proposal was approved using the majority approval standard. Please provide a discussion of the interpretation of your certificate that resulted in the change to the number of shares required to approve the Extension Amendment and the risk that a court could view this differently and determine that you were not permitted to operate after the expiration date of the SPAC. Also discuss the potential consequences should a court disagree with your interpretation of your certificate of incorporation.

Response: As disclosed in the Company’s Form 8-K filed on April 28, 2021, at the time the Company’s annual meeting of stockholders was convened on April 28, 2021, a quorum representing at least a majority of shares outstanding on the record date of March 17, 2021 was present in person or by proxy. At that time, however, the holders of 65% of the outstanding shares of the Common Stock on the record date had not yet approved the Extension Amendment Proposal.

Article Sixth of the Charter provides that “no amendment to this Article Sixth shall be effective during the ‘Target Business Acquisition Period’ unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of the then outstanding shares of the Company’s common stock.” Article Sixth of the Charter defines “Target Business Acquisition Period” as “the period from the effectiveness of the registration statement on Form S-1 (the ‘Registration Statement’) filed with the Securities and Exchange Commission (the ‘Commission’) in connection with the [Company’s] initial public offering (‘IPO’) up to and including the first to occur of (a) a Business Combination or (b) the Termination Date (defined below).” Because the Business Combination has not yet occurred, the “Target Acquisition Period” and therefore the 65% stockholder vote required to amend Article Sixth of the Charter, ends on the “Termination Date.” This construction is consistent with the holdings of the Delaware Supreme Court. Centaur Partners, IV v. Nat’l Intergroup, Inc., 582 A.2d 923, 927 (Del. 1990) (“[H]igh vote requirements which purport to protect minority shareholders by disenfranchising the majority, must be clear and unambiguous” and “[t]here must be no doubt that the shareholders intended that a supermajority would be required.”).

As described elsewhere in the Proxy Statement, the Extension Amendment Proposal sought to extend the date by which the Company must complete its initial business combination from April 30, 2021 to July 31, 2021 by modifying the definition of “Termination Date” (as defined in Article Sixth of the Charter in effect at the time of the Annual Meeting of Stockholders and its adjournment) from April 30, 2021 to July 31, 2021. The “Termination Date” was defined as April 30, 2021. Accordingly, from and after May 1, 2021 (the day after April 30, 2021), the 65% stockholder vote required to amend Article Sixth of the Charter was no longer applicable, such that the stockholder vote required by Section 242 of the DGCL (a majority of the outstanding shares of the Common Stock on the record date) was required to approve the Extension Amendment Proposal. As disclosed in the Company’s Form 8-K filed on May 11, 2021, on May 10, 2021 at the reconvened annual meeting of stockholders, the Company’s stockholders approved the Extension Amendment Proposal by the vote required by Section 242 of the DGCL.

In connection with the Annual Meeting of Stockholders, and as described in the Company’s proxy statement for the annual meeting of stockholders, the Company provided the holders of Public Shares the opportunity to have their shares redeemed for cash. The holders of only an aggregate of 13,290 Public Shares exercised their right to redeem their shares for cash.

The Company believes that its interpretation of Article Sixth of the Charter with respect to the vote of stockholders required to approve the Extension Amendment Proposal is reasonable based on a plain reading of the relevant language of said Article Sixth, especially in light of the Delaware Supreme Court’s holdings described above. If, prior to the consummation of the Business Combination, a stockholder were to challenge the Company’s interpretation of Article Sixth of the Charter in a court of competent jurisdiction, and such court were to hold that the vote of the holders of 65% of the outstanding shares of the Common Stock (rather than the vote required by Section 242 of the DGCL) was required to approve the Extension Amendment Proposal, however, then the Extension Amendment Proposal would not have been approved by the Company’s stockholders. If the Extension Amendment Proposal was not approved by the Company’s stockholders, then the “Termination Date” as defined in Article Sixth of the Charter would have occurred on April 30, 2021 and the Company would have been required to, as provided in Article Sixth of the Charter: “(i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the IPO Shares for cash for a redemption price per share equal to the amount then held in the Trust Account…, subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the [Company’s] then stockholders and subject to the requirements of the [D]GCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the [D]GCL finding the dissolution of the [Company] advisable and the provision of such notices as are required by said Section 275(a) of the [D]GCL, dissolve and liquidate, subject (in the case of clauses (ii) and (iii) above) to the [Company’s] obligations under the [D]GCL to provide for claims of creditors and other requirements of applicable law.”

If a court were to disagree with the Company’s interpretation after the consummation of the Business Combination, then the Company may be subject to claims for rescission or voiding of the Extension Amendment Proposal or rescissory damages. Under Delaware law, rescission generally is appropriate only where the status quo can be restored; from and after the consummation of the Business Combination, the Company believes that this would be impracticable or impossible. The Company further believes that rescission would be inequitable because of our stockholders’ ability to convert Public Shares into cash in connection with the vote on the Extension Amendment Proposal prior to, or in connection with the vote on the Business Combination Proposal upon, the consummation or the Business Combination. Although rescissory damages may be available where restoration of the status quo is impracticable or impossible, but is otherwise justified, it is an exceptional remedy under Delaware law. Further, the Company believes that significant rescissory damages would be inappropriate given the Company’s stockholders’ ability to convert Public Shares into cash as described above.

In response to the Staff’s comment, the Company has revised its disclosure on pages 164 and 165 of Amendment No. 2 to discuss the Company’s interpretation of Article Sixth of the Charter, the risk that a court could disagree with the Company’s interpretation and the potential consequences should a court disagree the Company’s interpretation.

* * *

Please do not hesitate to contact Kevin Friedmann at (312) 456-1072, Laurie Green at (954) 768-8232, or the undersigned at (305) 579-0576, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Alan Annex
Alan Annex

cc:	Stephen Vogel, Tuscan Holdings Corp.